Institutional Investor Trust

FILED VIA EDGAR

May 18, 2015

Securities and Exchange Commission
Attention: Laura Hatch

Reference:	SEC Comment Session by Telephone Call on April 20, 2015
Attendees:	Laura Hatch, SEC Suzanne Thacker, Institutional Investor Trust
Regarding:	N-SAR and N-CSR Filings

Dear Ms. Hatch:

Following are our responses to comments received in the referenced telephone session. Please note that in each case, we will include the wording provided at our responses in our next and future filings.

Form N-SAR Filings:

Exhibits

  Comment:
  An independent auditors' report on Internal Control Over Financial Reporting is a required exhibit. Auditor guidance can be found in the AICPA Audit and Accounting Guide for Investment Companies at section 12.29.

  Response:
  The Fund's auditors reviewed this requirement and said that providing a report on the December 31,2014 filing would be a billable undertaking. So in order to avoid an additional expense to the Fund, they will provide a Report of Indpendent Registered Public Accounting Firm discussing internal control over financial reporting at the next and subsequent audits of the Fund.

Form N-CSR Filings:

Exhibits

  Comment:
  Certifications 302 and 906 must be signed by the CEO and the CFO. Kelly Caldwell is now designated as the sole signer and a signer in a financial capacity needs to be added.

  Response:
  In addition to Mr. Caldwell signing as President, Mr. Marc Hanson will sign as Treasurer on all future filings of Forms N-CSR and N-CSRS.

Statement of Changes

  Comment:
  At Distributions to Shareholders, include line items for the components of the distribution for both years reported. Entitle the lines "Net investment income" and "Net realized gains" (combining short- and long-term).

  Response:
  In all future filings, Distributions to Shareholders will be broken out as follows:

  DISTRIBUTIONS TO SHAREHOLDERS
  Net investment income
  Net realized gains
            Total distributions to shareholders

  Comment:
  At Net Assets, after End of year, include a parenthetical phrase stating the amount of undistributed net income for both years.

  Response:
  In all future filings, this item will appear as follows:

  End of year (including undistributed net investment income of $_________ and $__________ respectively)

Approval of Investment Advisory Agreement

  Comment:
  Form N-1A, Item 27.D.6, which deals with financial report inclusions, specifies all the considerations that must be undertaken in approving the agreement. Each must be addressed. If a consideration is not undertaken, a statement about why it wasn't must be included.

  Response:
  The following statement will be added to identify the considerations not undertaken and why:

  In its deliberations, the Board did not consider performance a factor because the Fund's investments are determined by a quantitative technical model that reacts to market volatility and not by the Adviser's choice of investments. Economies of scale were not considered, and comparisons with other advisory contracts were not made, because of the value of the protections and additional services that the Adviser provides as noted above at "reasonableness of compensation" and "expense ratio."

If you have questions or additional input regarding our responses, please contact me by telephone at 800-338-9476 or by email at suzanne@ctrust.com.

Sincerely,

/s/ Suzanne B. Thacker
Compliance Coordinator

1400 Center Road, Venice, FL 34292
491-943-3600 (Local) ~ 941-496-4660 (Fax) ~ 800-339-9476 (Toll Free)